SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

JONES LANG LASALLE INCORPORATED
(Name of Issuer)

COMMON STOCK, $ 0.01 PAR VALUE
(Title of Class of Securities)

48020Q 10 7
(CUSIP Number)

Jürgen Meisch Gothaer Lebensversicherung A.G. Gothaer Platz 2-8 37083 Goettingen, Germany With copies to: Barbara Nims, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2004
(Date of Event which Requires Filing of this Statement)

(Continued on following pages)
Page 1 of 4 pages

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 48020Q 10 7	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GOTHAER LEBENSVERSICHERING A.G.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* OO

     This constitutes Amendment No. 1 to the Statement on Schedule 13D, filed on January 5, 2001 with the Securities and Exchange Commission by Gothaer Lebensversicherung A.G., a German mutual insurance company (“Buyer”) (as heretofore amended and supplemented, the “Schedule 13D”) with respect to the purchase of shares of common stock, $0.01 par value (the “Shares”) of Jones Lang LaSalle Incorporated, a Maryland company (the “Issuer”).

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 5. Interest in Securities of the Company.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

      (c) On November 4, 2004, Buyer sold 1,734,594 Shares of the Issuer in the open market at a price of €15.2002 per share. No commission was charged. Following this transaction, the Buyer no longer beneficially owns 5% or more of the outstanding of Shares of Issuer, and accordingly, this statement on Schedule 13D is hereby terminated and this Amendment No. 1 constitutes the final amendment thereto.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2004

By:	/s/ Jürgen Meisch

	Name:	Jürgen Meisch
	Title:	Chief Financial Officer